60 Degrees Pharmaceuticals, Inc.

1025 Connecticut Avenue NW, Suite 1000

Washington, DC 20036

January 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	60 Degrees Pharmaceuticals, Inc. Request for Acceleration
Registration Statement on Form S-1
File No. 333-276641

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 60 Degrees Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-276641) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, January 24, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Philip Magri at (646) 661-5203. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Philip Magri, by facsimile to (212) 930-9725 or email at PMagri@SRFC.LAW.

If you have any questions regarding this request, please contact Philip Magri of Sichenzia Ross Ference Carmel LLP at (646) 661-5203.

Very truly yours,

By:	/s/ Geoffrey Dow
Name:	Geoffrey Dow
Title:	Chief Executive Officer and President

cc:	Philip Magri, Sichenzia Ross Ference Carmel LLP